Exhibit 99.1

Fury Drills 59.3 g/t Au Over 1 Metre and 8.87 g/t Au
Over 3 Metres East of Eau Claire

Toronto, Canada – April 20, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce additional results from its 25,000-metre (m) resource expansion drill program at the Eau Claire deposit located in the Eeyou Istchee Territory in the James Bay region of Quebec. The drill program, which is part of the larger 50,000m drill program at Eau Claire, is aimed at expanding the resource by testing outside of known resource blocks with 50m to 100m step outs in the lower eastern region of the deposit. Highlights from the eastern edge of the resource include 3m of 8.87 g/t Au (gold) and 1m of 59.3 g/t gold in drill hole 21EC-013 (Figure 1).

“Our deposit drilling continues to yield high-grade results as we intersect new areas of mineralization outside of the defined resource, demonstrating a strong potential to expand the resource east,” commented Mike Timmins, President and CEO of Fury. “In addition to this progress, we are highly encouraged with the newly identified Snake Lake structure, where we have recently completed drilling and are eagerly awaiting assay results. Our ongoing exploration program will now focus on the western extensions of Eau Claire, the previously announced Fold Hinge and Limb target areas.”

Deposit drilling is focused on extending and upgrading the highest-grade and least explored area of the resource at the lower eastern margin of the deposit, which contains an inferred resource of 204,000 ounces grading 11.81 g/t gold at a 2.5 g/t cut-off grade1 (Figure 1). The results of the latest four deposit drill holes are presented below (Table 1).

Table 1: Resource Expansion Drill Program Results
Hole ID	From	To	Length (m)	True Thickness (m)	Au (g/t)
21EC-008	255	257	2.0	1.68	2.28
	526	527	1.0	0.90	2.86
	566	567	1.0	0.91	5.85
21EC-009	575	576	1.0	0.88	4.80
21EC-012	429	430	1.0	0.98	4.87
	476	480	4.0	3.92	1.40
	579	580	1.0	0.99	3.50
	585	586	1.0	0.99	6.74
21EC-013	520.5	522	1.5	1.42	4.53
	597	600	3.0	2.88	8.87
	612	613	1.0	0.96	59.30
	613	618	5.0	4.81	1.10
Main intervals - Au grade* thickness no less than 2.0 g/t* m with grade is no less than 1.0 g/t, maximum consecutive dilution 2.0m; Sub-intervals - Au grade* thickness no less than 7.0 g/t* m with grade is no less than 3.5 g/t, maximum consecutive dilution 2.0m. True thickness calculation based on dip of 55° and dip azimuth of 191.5°.

“These high-grade results have excellent continuity to the east of the deposit moving down plunge towards the A panel target. We plan to drill test the 300 metres between these latest results and the A panel in the coming weeks, as we look to significantly expand the resource,” commented Michael Henrichsen, SVP, Exploration of Fury.

Eau Claire Deposit Long Section

Resource Expansion and Deposit Drill Program

FURY GOLD MINES

0m
-200m
-400m
20EC-005[1]
11.56 g/t Au over 6.04m
incl. 18.49 g/t Au over 3.45m
20EC-003[1]
4.45 g/t Au over 5.43m
incl. 8.87 g/t Au over 2.51m
20EC-002[1]
4.89 g/t Au over 2.94m
incl. 5.4 g/t Au over 2.47m
21EC-012[1]
4.87 g/t Au over 0.98m
1.40 g/t Au over 3.92m
3.50 g/t Au over 0.99m
6.74 g/t Au over 0.99m
21EC-008[1]
2.28 g/t Au over 1.68m
2.86 g/t Au over 0.90m
5.85 g/t Au over 0.91m
21EC-009[1]
4.80 g/t Au over 0.88m
21EC-013[1]
4.53 g/t Au over 1.42m
8.87 g/t Au over 2.88m
59.30 g/t Au over 0.96m
1.10 g/t Au over 4.81m
High-grade Mineralization Open
Resource @ 2.5 g/t Au cutoff Inferred: 204k oz @ 11.81 g/t Au
100 m
Legend
Block Model[2] Au g/t
30
10
2.5
Infill Drilling
Newly Released Drill Hole
Previously Released Drill Hole
Planned Drilling
Eau Claire Deposit
2018 Resource Model Drilling
Deposit plunge defined by drilling
2.5 g/t Au Cutoff
Infill Drilling
Exploration Drilling

1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Block Model Inferred or higher category with gold grades >= 2.5 g/t, and with mineralized material >= 25% of the block volume

Figure 1: Eau Claire Deposit long section depicting the resource block model and location of resource expansion and deposit drill holes.

Eau Claire Deposit Drilling
Drill hole 21-EC-013 represents a 50m step out from the nearest drill hole in the resource and intersected significant high-grade mineralization within two separate vein horizons (3m of 8.87g/t gold and 1m of 59.3 g/t gold) over a 16m drill width at a vertical depth of approximately 550m. Notably, the 1m of 59.3 g/t gold in a quartz-tourmaline vein is part of a larger alteration package where an additional 5m of 1.1g/t gold was intersected immediately beneath the vein, indicating a strong fluid pathway.

Drill holes 21-EC-008, 21-EC-009 and 21-EC-012 were drilled between two prominent resource blocks in the easternmost region of the resource. Drill holes 21-EC-008 and 21-EC-012 returned stacked veins at the target horizon with intercepts of 1m of 5.85 g/t gold and 1m of 6.74 g/t gold, respectively. Drill hole 21-EC-009 intersected a single vein horizon of 1m of 4.80 g/t gold at target depth. Fury’s technical team has interpreted the results from these three drill holes as collectively representing a zone between steeply plunging high-grade mineralized bodies.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sending one of the halves to ALS Lab in Val d’Or, QC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included crushing core samples to 90% < 2mm and pulverizing 1000g of the crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Eau Claire Technical Disclosure
1.
See the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” (the “Eau Claire Report”) dated effective February 4, 2018, prepared by Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng., Allan Armitage, Ph.D., P.Geo., which can be found under the Company’s profile at www.sedar.com.

2.
Eau Claire’s underground cut-off grade of 2.5 g/t gold is based on a gold price of US$1,250 per ounce as per the Eau Claire Report, which can be found under the Company’s profile at www.sedar.com.

3.
Linear grades (g/t*m) were calculated by multiplying the assay gold grade by the down hole interval length in metres.

David Rivard, P.Geo, Exploration Manager at Fury, is a “qualified person” within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury intends to grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas
Vice President, Investor Relations
Tel: (437) 500-2529
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable Canada and United States securities laws (“forward-looking statements”), which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking statements are information that includes implied future performance and/or forecast information. Forward-looking statements in this release reflect management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking statements contained in this release, includes information relating to the Eau Claire deposit, including the mineral resource and the expansion and potential of thereof, and Fury's exploration programs and growth plans.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this news release is expressly qualified by this cautionary statement. The forward-looking statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"). The Company's descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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